CONFIRMING STATEMENT

This statement confirms that the undersigned, John F. Smith, has authorized and designated Laura L. Douglas to execute and file on the undersigned?s behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned?s ownership of or transactions in securities of American Axle & Manufacturing, Inc. The authority of
Laura L. Douglas under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to her ownership of or transactions in securities of American Axle & Manufacturing, Inc., unless earlier revoked in writing. The undersigned acknowledges that Laura L.Douglas is not assuming any of the undersigned?s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: June 22, 2012				/s/  Laura L. Douglas